Jamie S. Miller
Senior Vice President – Controller
General Electric Capital Corporation

3135 Easton Turnpike
Fairfield, CT 06828
USA

T+1 203 373 2444
F+1 203 373 3005
Jamie.miller@ge.com

Via EDGAR

January 7, 2011

Mr. Kevin W. Vaughn
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-6010

Re:	General Electric Capital Corporation
Form 10-K for Fiscal Period Ended December 31, 2009
Form 10-Q for Fiscal Period Ended September 30, 2010
File No. 001-06461

Dear Mr. Vaughn:

We are responding to your comment letter dated December 14, 2010, to Jamie S. Miller, Senior Vice President and Controller of General Electric Capital Corporation (“GECC” or the “Company”) related to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-Q for the period ended September 30, 2010

Note 5. Goodwill and Other Intangible Assets, page 16

1.
We note your response to prior comment 8 from our letter dated August 27, 2010, including your expanded disclosures included on pages 17 and 18 related to your annual goodwill impairment test performed as of July 1, 2010. We note that Step One of the impairment test related to your Real Estate reporting unit indicated potential impairment of the goodwill balance allocated to that reporting unit; however, the results of Step Two of the impairment test indicated goodwill was not impaired for that reporting unit. Given the significance of the amount by which the carrying value of exceeded the fair value ($3 billion as of the test date) as well as the significance of the amount of goodwill allocated to the Real Estate reporting unit ($1.1 billion as of the test date) compared to your annualized pretax income for the nine-months ended September 30, 2010, and given the fact that the Real Estate reporting unit is in a cumulative net loss position, please address the following:

a.
We note that you disclose on page 17 the range of discount rates used in your goodwill impairment analysis. Please further revise your disclosure in future filings to disclose each of the specific key assumptions used in your goodwill impairment test in both Step One and Step Two.

b.
We note that you disclose on page 18 some of the general factors considered in Step Two of your impairment analysis. As previously requested, please further revise your disclosure in future filings to discuss in detail the specific uncertainties associated with your assumptions, and the potential events or changes in circumstances that could reasonably be expected to adversely affect those assumptions.

c.
Please briefly disclose and tell us in more detail the reason(s) for the $6 billion total variance between the carrying value and fair value of the Real Estate reporting unit of $3 billion combined with additional $3 billion by which the implied fair value of goodwill exceeded the carrying value of goodwill allocated to the Real Estate reporting unit. Please briefly disclose and tell us in detail the specific factors or assumptions that resulted in this variance

d.
To the extent a significant portion of this difference was related to fair value adjustments made to the value of your loan portfolio, tell us the amount of the adjustment and how the value of the loan portfolio was determined.

Response:

In our December 31, 2010 Form 10-K,  we will revise our disclosure regarding the 2010 annual goodwill impairment test of the Real Estate reporting unit along the following lines:

“Our Real Estate reporting unit had a goodwill balance of $X,XXX million at December 31, 2010. As of July 1, 2010, the carrying amount exceeded the estimated fair value of our Real Estate reporting unit by approximately $3,200 million. The estimated fair value of the Real Estate reporting unit is based on a number of assumptions about future business performance and investment, including loss estimates for the existing finance receivable and investment portfolio, new debt origination volume and margins, and anticipated stabilization of the real estate market allowing for sales of real estate investments at normalized margins. Our assumed discount rate was 12% and was derived by applying a capital asset pricing model and corroborated using equity analyst research reports and implied cost of equity based on forecasted price to earnings per share multiples for similar companies. Given the volatility and uncertainty in the current commercial real estate environment, there is uncertainty about  a number of assumptions upon which the estimated fair value is based. Different loss estimates for the existing portfolio, changes in the new debt origination volume and margin assumptions, changes in the expected pace of the commercial real estate market recovery, or changes in the equity return expectation of market participants may result in changes in the estimated fair value of the Real Estate reporting unit.

Based on the results of the step one testing, we performed the second step of the impairment test described above. Based on the results of the second step analysis for the Real Estate reporting unit, the estimated implied fair value of goodwill exceeded the carrying value of goodwill by approximately $3,500 million. Accordingly, no goodwill impairment was required. In the second step, unrealized losses in an entity’s assets have the effect of increasing the estimated implied fair value of goodwill. The results of the second step analysis were attributable to several factors. The primary driver was the excess of the carrying value over the estimated fair value of our Real Estate Equity Investments, which approximated $6.3 billion at that time.  Further information about the Real Estate investment portfolio is provided in our MD&A Section – Financial Services Portfolio Quality – Other Assets.  Other drivers for the favorable outcome include the unrealized losses in the Real Estate finance receivable portfolio and the fair value premium on the Real Estate reporting unit allocated debt. The results of the second step analysis are highly sensitive to these measurements, as well as the key assumptions used in determining the estimated fair value of the Real Estate reporting unit.

Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. If current conditions persist longer or deteriorate further than expected, it is reasonably possible that the judgments and estimates described above could change in future periods.”

We advise the Staff that our valuation assumptions assume stabilization of real estate markets by 2012. We have assumed steadily increasing debt origination volume at anticipated market rates through our long-range business planning period (2011 – 2015), with stabilized origination and return assumptions for long-range forecasts beyond the planning period. Different loss estimates for the existing portfolio, changes in the new debt origination volume and margin assumptions, changes in the expected pace of the commercial real estate market recovery, or changes in the equity return expectation of market participants may result in changes in the estimated fair value of the Real Estate reporting unit. For instance, a 100 basis point increase in the assumed discount rate, absent other changes in cash flow assumptions, would reduce the estimated fair value of the Real Estate reporting unit by approximately $1.5 billion. However, there is a high degree of co-dependency across the reporting unit valuation assumptions, thereby limiting the ability to stress one assumption without considering the effect on other assumptions.

We also advise the Staff that the unrealized losses in the Real Estate finance receivable portfolio as of the July 1, 2010 measurement date were approximately $0.5 billion and as such were not a significant driver in estimating the implied fair value of goodwill. When available, we used observable market data, including pricing on recent closed market transactions, to estimate the fair value of the Real Estate finance receivable portfolio. When this data was unobservable, we used valuation methodologies using current market interest rate data adjusted for inherent credit risk to estimate the fair value of the Real Estate finance receivable portfolio. When appropriate, we valued real estate loans using collateral values as a practical expedient. The results of the second step analysis are highly sensitive to these measurements, as well as the key assumptions used in estimating the fair value of the Real Estate reporting unit.

Management’s Discussion and Analysis

C. Financial Services Portfolio Quality

Investment securities, page 47

2.	We note your disclosure on pages 47 and 48 related to the following:

•	Approximately 70% of your subprime RMBS had been downgraded to below investment grade subsequent to purchase;
•	Credit-related charges were taken on a portion of your RMBS securities;
•	A “vast majority” of both your RMBS and CMBS securities were in a senior tranche position as of September 30, 2010;
•	The continued significance and severity of the unrealized losses greater than 12-months related to each of these security types; and
•	We were unable to locate disclosure that described your consideration of OTTI for your ABS portfolio in particular.

As such, it is difficult for the reader to evaluate the remaining risk of additional loss in the portfolio as it is unclear on which securities (prime versus subprime or senior versus junior position) you have recognized a credit impairment to date and the extent of those credit impairment charges. Therefore, for each security with at least one credit rating below investment grade in these categories, please provide us with, and consider disclosing in future filings, a tabular schedule that identifies the following for each security. Absent a comprehensive tabular disclosure, please expand your narrative disclosures in this area to more clearly address these categories of securities.

a.	The security’s name;
b.	The security type (e.g. RMBS, CMBS, etc.)
c.	The security tranche;
d.	The amount of credit-related OTTI charges taken;
e.	The amount of non-credit OTTI charges taken; and
f.	If no credit-related OTTI charges have been taken, an explanation of the objective evidence you considered in concluding the security did not have credit-related impairment.

Response:

We advise the Staff that our reference to the 70% of our residential mortgage-back securities (RMBS) that have been downgraded below investment grade relates only to our RMBS that are collateralized by subprime residential mortgage assets and not to our total RMBS portfolio.  The amortized cost and estimated fair value of our RMBS portfolio at September 30, 2010 was $2.3 billion and $1.9 billion, respectively, of which our exposure to subprime credit was approximately $0.7 billion and $0.5 billion, respectively.

Below is a summary of the amortized cost and estimated fair value our total RMBS, commercial mortgage-backed securities (CMBS) and asset-backed securities (ABS) portfolios. In response to the Staff’s request, we have provided further disaggregated information following the summary table relating to the security type, the tranche and the amount of credit-related other-than-temporary-impairment (OTTI) charges and the amount of non credit-related OTTI in other comprehensive income (OCI) for securities that are at least one credit rating below investment grade.

Summary of RMBS, CMBS and ABS

	At September 30, 2010
(In millions)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value

RMBS	$2,311	$22	$(417)	$1,916
CMBS	1,512	27	(131)	1,408
ABS	2,807	53	(230)	2,630

Securities in Unrealized Loss Position at Q3 2010

	Investment grade (> = BBB-)				Non-investment grade (< BBB-)
								Total
								credit
	Number of			Unrealized	Number of		Unrealized	OTTI since	OTTI in
($ in millions)	CUSIPS	Fair value		losses	CUSIPS	Fair value	losses	April 1, 2009	OCI	(c)

Residential mortgage-
backed (RMBS)
Senior tranche	179	$905		$(238)	50	$244	$(179)	$(84)	$(238)
Mezzanine/subordinated	1	2		–	–	–	–	–	–
Total RMBS	180	$907	(a)	$(238)	50	$244	$(179)	$(84)	$(238)

Commercial mortgage-
backed (CMBS)
Senior tranche	22	$460		$(80)	–	$–	$–	$–	$–
Mezzanine/subordinated	16	232		(51)	–	–	–	–	–
Total CMBS	38	$692		$(131)	–	$–	$–	$–	$–

Asset-backed (ABS)
Senior tranche	55	$696		$(122)	–	$–	$–	$–	$–
Mezzanine/subordinated	28	302		(103)	3	4	(5)	(1)	–
Total ABS	83	$998	(b)	$(225)	3	$4	$(5)	$(1)	$–

(a)
Includes securities with fair values and related unrealized losses of $480 million and $122 million, respectively, which are insured by Monoline Insurers or guaranteed by Government Sponsored Agencies.

(b)	Includes securities with fair values and related unrealized losses of $340 million and $20 million, respectively, which are insured by Monoline Insurers or guaranteed by Government Sponsored Agencies.

(c)	Represents the amount of OTTI recorded in OCI, as measured at the time of the adjustment.

Securities in Unrealized Gain Position at Q3 2010

	Investment grade (> = BBB-)				Non-investment grade (< BBB-)
									Total
									credit
	Number of			Unrealized	Number of			Unrealized	OTTI since	OTTI in
($ in millions)	CUSIPS	Fair value		gain	CUSIPS	Fair value		gain	April 1, 2009	OCI	(d)

Residential mortgage-
backed (RMBS)
Senior tranche	98	$707		$19	3	$22		$1	$(13)	$(11)
Mezzanine/subordinated	–	–		–	17	36		2	–	–
Total RMBS	98	$707	(a)	$19	20	$58	(b)	$3	$(13)	$(11)

Commercial mortgage-
backed (CMBS)
Senior tranche	15	$716		$27	–	$–		$–	$–	$–
Mezzanine/subordinated	2	–		–	–	–		–	–	–
Total CMBS	17	$716		$27	–	$–		$–	$–	$–

Asset-backed (ABS)
Senior tranche	18	$238		$4	1	$1,354		$45	$–	$–
Mezzanine/subordinated	2	21		1	2	15		3	–	–
Total ABS	20	$259	(c)	$5	3	$1,369		$48	$–	$–

(a)	Includes securities with fair values and related unrealized gains of $686 million and $16 million, respectively, which are insured by Monoline Insurers or guaranteed by Government Sponsored Agencies.

(b)	Includes securities with fair values and related unrealized gains of $36 million and $2 million, respectively, which are insured by Monoline Insurers or guaranteed by Government Sponsored Agencies.

(c)	Includes securities with fair values and related unrealized gains of $4 million and $0 million, respectively, which are insured by Monoline Insurers or guaranteed by Government Sponsored Agencies

(d)	Represents the amount of OTTI recorded in OCI, as measured at the time of the adjustment.

In our December 31, 2010 Form 10-K, we will update our disclosure along the following lines:

“We regularly review investment securities for impairment using both qualitative and quantitative criteria. We presently do not intend to sell our debt securities and believe that it is not more likely than not that we will be required to sell these securities that are in an unrealized loss position before recovery of our amortized cost. We believe that the unrealized loss associated with our equity securities will be recovered within the foreseeable future.

Our RMBS portfolio is collateralized primarily by pools of individual, direct mortgage loans (a majority of which were originated in 2006 and 2005), not other structured products such as collateralized debt obligations. Substantially all of our RMBS securities are in a senior position in the capital structure of the deals and XX% are agency bonds or insured by Monoline insurers . In addition, greater than XX% continue to retain their investment grade rating. Of our total RMBS portfolio at December 31, 2010 and December 31, 2009, approximately $XXX million and $XXX million, respectively, relate to residential subprime credit, primarily supporting our guaranteed investment contracts.

Our CMBS portfolio is collateralized by both diversified pools of mortgages that were originated for securitization (conduit CMBS) and pools of large loans backed by high quality properties (large loan CMBS), a majority of which were originated in 2007 and 2006. Substantially all of the securities in our CMBS portfolio have investment grade credit ratings and the vast majority of the securities are in a senior position in the capital structure.

Our ABS portfolio is collateralized by a variety of diversified pools of assets such as student loans and credit cards, as well as large senior secured loans of  high quality middle market companies in a variety of industries. The vast majority of our ABS securities are in a senior position in the capital structure of the deals. In addition, substantially all of the securities that are below investment grade are in an unrealized gain position.

For asset-backed securities, including RMBS, we estimate the portion of loss attributable to credit using a discounted cash flow model that considers estimates of cash flows generated from the underlying collateral. Estimates of cash flows consider internal credit risk, interest rate and prepayment assumptions that incorporate management’s best estimate of key assumptions, including default rates, loss severity and prepayment rates. For CMBS, we estimate the portion of loss attributable to credit by evaluating potential losses on each of the underlying loans in the security. Collateral cash flows are considered in the context of our position in the capital structure of the deals. Assumptions can vary widely depending upon the collateral type, geographic concentrations and vintage.

If there has been an adverse change in cash flows for RMBS, management considers credit enhancements such as Monoline insurance (which are features of a specific security). In evaluating the overall credit worthiness of the Monoline, we use an analysis that is similar to the approach we use for corporate bonds, including an evaluation of the sufficiency of the Monoline’s cash reserves and capital, ratings activity, whether the Monoline is in default or default appears imminent, and the potential for intervention by an insurance or other regulator.”

Should you have any questions regarding this matter, please contact me at (203) 373-2444.

GENERAL ELECTRIC CAPITAL CORPORATION

/s/:Jamie S. Miller
Jamie S. Miller
Senior Vice President and Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer, General Electric Company
M. A. Neal, Vice Chairman, General Electric Company and Chairman and Chief Executive Officer, General Electric Capital Corporation
K. S. Sherin, Vice Chairman and Chief Financial Officer, General Electric Company
J. S. Bornstein, Chief Financial Officer, General Electric Capital Corporation
D. A. Warner, III, Chairman, General Electric Company Audit Committee
B. B. Denniston, Senior Vice President and General Counsel, General Electric Company
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel; Chairman, Disclosure Committee, General Electric Company
W. J. O’Mara, Partner, KPMG LLP P. Tupper, Partner, KPMG LLP